Exhibit 2.1

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

between on the one side

PORMA APS

CVR-No. 34 58 35 87

Christians Brygge 24

1559 København V

DENMARK

and on the other side

HEIDRICK & STRUGGLES

Branch of Heidrick & Struggles AB, Sverige

CVR-No. 18 97 64 71

Amaliegade 10, 5th floor

1256 København K

DENMARK

regarding the sale and purchase of 62.5% of the registered share capital in

AMROP A/S

CVR-No. 10 39 84 01

Christians Brygge 24

1559 København V

DENMARK

Contents

1.	Definitions	5
2.	Sale and Purchase	9
3.	Purchase Price and Payment	9
4.	Earn-Out	10
5.	Signing	11
6.	Absence of Certain Events in the Period between Signing Date and Closing Date	12
7.	Conditions Precedent	13
8.	Transfer of cash and assets	13
9.	Closing	14
10.	Purchase price adjustment	17
11.	Conduct after Closing	18
12.	Due Diligence	19
13.	Warranties of the Seller	19
14.	Warranties of the Buyer	26
15.	Specific Indemnity	27
16.	Remedies	27
17.	Limitations on Indemnification	29
18.	Competition and non-solicitation clauses	30
19.	Miscellaneous	31

List of Appendices

Appendix 1.1:	The annual accounts for the Company for the financial year 1 January 2016 – 31 December 2016

Appendix 3.1(a):	Calculation of Net Debt/Cash

Appendix 3.1 (b):	Calculation of Working Capital

Appendix 3.3	Calculation example

Appendix 8.1(i):	Assets transferred to the Seller

Appendix 9.3.1:	Preliminary Purchase Price

Appendix 11.2.2:	Employment Agreements

Appendix 12.1:	USB-stick with due diligence documents available to Buyer

Appendix 13.10:	List current salary, years of service, pension- and bonus arrangements of the employees

This Agreement is dated the 19th September 2017 and made

Between

(1)	PORMA APS, CVR-No. 34 58 35 87, Christians Brygge 24, 1559 København V, Denmark,

(hereinafter referred to as “the Seller”); and

(2)	HEIDRICK & STRUGGLES, branch of Heidrick & Struggles AB, Sverige, CVR-No. 18 97 64 71, Amaliegade 10, 5th floor, 1256 København K, Denmark,

(hereinafter referred to as “the Buyer”),

Regarding

The B, D, F, G and H shares of the Company representing 62.5% of the registered share capital in Amrop A/S (hereinafter referred to as “the Company”), equivalent to nominally DKK 1,000,000 divided into 1,000 shares of DKK 1,000 each.

Recitals

WHEREAS,	the Seller, by way of a transfer agreement dated before Signing Date entered into with the Seller’s Shareholders, owns nominal DKK 1,000,000 shares (1,000 shares each of DKK 1,000) and the Company owns nominal DKK 600,000 shares (600 shares each of DKK 1,000) aggregately equivalent to 100% of all of the issued and outstanding shares in the Company; and

WHEREAS,	the Seller desires to sell to the Buyer, and the Buyer desires to purchase from the Seller, nominal DKK 1,000,000 (1,000 shares each of DKK 1,000) of the issued and outstanding shares in the Company against payment in cash.

NOW, THEREFORE, on the basis of the covenants and agreements contained in this Agreement, it is hereby agreed as follows:

1.	Definitions

	“Accounts”	shall mean the annual accounts for the Company for the financial year 1 January 2016 – 31 December 2016 attached hereto as Appendix 1.1.

	“Accounts Date”	shall mean 31 December 2016.

	“Accounting Principles”	shall mean the accounting principles used in the Accounts.

	“Adjustment Amount”	the difference between the Preliminary Purchase Price and the Purchase Price; see clause 10.8.

	“Agreed Working Capital”	DKK 0.

	“Affiliate”	any legal person directly or indirectly controlled by, directly or indirectly controlling or under common control with the Party.

	“Agreement”	shall mean this Share Purchase Agreement, including all appendices hereto.

	“Basket”	has the meaning ascribed to it in clause 17.2.

	“Business”	shall mean the business as being conducted by the Company as of the Closing Date.

	“Business Day”	shall mean a day when banks are open for general banking business in Denmark (other than for internet-banking only).

	“Buyer or the Buyer”	shall mean HEIDRICK & STRUGGLES, branch of Heidrick & Struggles AB, Sverige, CVR-No. 18 97 64 71, Amaliegade 10, 5th floor, 1256 København K, Denmark.

	“Buyer’s Solicitors”	shall mean Mette Ravn Steenstrup and Jan Al-Erhayem, Mazanti-Andersen Korsø Jensen AdvokatPartnerselskab, 10 Amaliegade, 1256 Copenhagen K, Denmark.

“Buyer’s Warranties”	mean the warranties of the Buyer as set forth in clause 14.

“Claim”	shall mean a claim made by the Buyer against the Seller under this Agreement.

“Closing”	shall mean the completion of this Agreement.

“Closing Date”	shall mean the date on which Closing takes place, being the last day of the month in which the Buyer receives the Closing Notice from the Seller, however if the Closing Notice is received less than ten Business Days before the end of a month, Closing shall take place on the last day of the following month, but in no event later than 6 months after the Signing Date.

“Closing Memorandum”	minutes of the meeting at which Closing takes place.

“Closing Notice”	shall mean the notice served by Seller on Buyer stating that Seller wish to complete Closing.

“Company or the Company”	shall mean Amrop A/S, a private limited liability company registered in Denmark under CVR-No. 10 39 84 01 having its registered Christians Brygge 24, 1559 København V.

“Data Room Documentation”	has the meaning ascribed to it in clause 12.1.

“De Minimis”	has the meaning ascribed to it in clause 17.2.

“Disclosed”	shall mean any and all information and documentation fairly disclosed in this Agreement or in the Data Room Documentation.

“Earn-Out Amount”	has the meaning ascribed to it in clause 4.1.

“Earn-Out Period”	shall mean the period starting on the Closing Date and ending on the Date falling 2 years after the Closing Date.

“Earn-Out Statement”	shall mean the Buyer’s calculation of the Earn-Out Amount in accordance with clause 4.2.

“Enterprise Value”	shall mean DKK 24,000,000.

“Estimated Net Debt/Cash”	shall mean the Company’s estimated net debt/cash as at the Closing Date, calculated in date in accordance with Appendix 3.1(a).

“Estimated Working Capital”	the Company’s estimated working capital as at the Closing Date, calculated in accordance with Appendix 3.1(b).

“Expert”	a state-authorised public accountant appointed by FSR from an internationally recognized auditing firm not having advised any of the Parties or the Company for the past 3 years.

“Final Net Debt/Cash”	the Company’s net debt/cash calculated as at the Closing Date in accordance with clause 3.1.1.

“Final Working Capital”	the Company’s working capital calculated as at the Closing Date in accordance with clause 3.1.2.

“Interest”	an interest rate corresponding to CIBOR (3 months) plus 3 per cent.

“Loss”	shall mean any direct loss resulting from or arising out of a breach of any of the warranties, covenants or other undertakings made or to be performed pursuant to this Agreement and reasonable legal fees incurred by the Buyer, the Seller or the Company.

“Parties”	shall mean the Seller and the Buyer collectively, each referred to as a “Party”.

“Preliminary Purchase Price”	the DKK amount to be calculated in accordance with clause 9.3.1.

“Purchase Price Calculation”	the calculation to be prepared in accordance with clause 10.

“Purchase Price”	shall mean the purchase price payable to the Seller in accordance with clause 3.

“DKK”	shall mean the currency of Danish kroner.

“Seller”	shall mean PORMA APS, CVR-No. 34 58 35 87, Christians Brygge 24, 1559 København V, Denmark.

“Seller’s Knowledge”	shall mean the knowledge of Peter Kuske Christiansen, Frank Halborg, Henrik Elsing Andersen, Anne Mette Dissing-Immerkær, Niels Bentzen and Jon Diderichsen after having made due and careful enquires and the knowledge that such persons ought to have considering their positions with the Company.

“Seller’s Bank Account”	shall mean the account details provided by Seller to Buyer before Closing Date.

“Seller’s Indirect Shareholders”	shall mean each of Peter Kuske Christiansen, Frank Halborg, Henrik Elsing Andersen, Anne Mette Dissing-Immerkær and Niels Bentzen.

“Seller’s Shareholders”	shall mean KUOTA APS, CVR-No. 32 15 90 79, Christians Brygge 24, 1559 København V, Denmark, NOTABENE ADVISORY APS, CVR-No. 26 55 66 86, Strandvejen 349, 2980 Mikkelborg, Denmark, TRAPPISTINVEST APS, CVR-No. 29 22 18 39, Ellinorsvej 43, 2920 Charlottenlund, Denmark, HEA INVEST APS, CVR-No. 27 65 89 38, c/o Amrop A/S, Christians Brygge 24 3rd floor, 1559 København V, Denmark, and LYKKEMOSE A/S, CVR-No. 26 67 03 57, Biskop Monrads Vej 5, 2830 Virum, Denmark.

“Seller’s Warranties”	shall mean the warranties of the Seller as set forth in clause 13.

“Shares”	shall mean the B, D, F, G and H shares of the Company, each share class representing nominally DKK 200,000 totalling DKK 1,000,000 (1,000 shares each of DKK 1,000) equivalent to 62,5% of the entire share capital of the Company.

“Signing Date”	shall mean the date of this Agreement.

“Tax/Taxes”	shall mean all actual taxes and tax liabilities, in respect of income taxes, corporate taxes, sales taxes, VAT, withholding taxes, stamp duties, share transfer taxes, payroll taxes, wage related duties (in Danish: “Lønsumsafgift”), social security taxes and property taxes, capital gains taxes and all other taxes, assessments and public duties, levies or similar charges of any kind including but not limited to any interest, penalties and additions imposed with respect to such amounts, and including all liability for the payment of any amounts of the type described in this paragraph as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate Company and all other taxes and public duties of any kind.

“Third Party Rights”	means any mortgage, pledge, pre-emption right, purchase right, warrant, retention of title, option, owner’s right and any other right, actual or potential, of any third party including the Seller.

2.	Sale and Purchase

2.1	Upon the terms and subject to the conditions set out in this Agreement, the Seller agrees on the Closing Date to sell and the Buyer agrees to purchase the Shares, together with all rights attached to them.

2.2	The Shares shall be transferred by the Seller to the Buyer on the Closing Date, free and clear from any and all Third Party Rights and including all rights to dividends and distributions to be declared or paid or made in respect of the Shares after the Closing Date. The Seller hereby unconditionally and irrevocably waives all rights of pre-emption and any other rights or restrictions over any of the Shares, including the nominal DKK 600,000 shares (600 shares each of DKK 1,000) owned by the Company, conferred on the Seller, the Seller’s Shareholders, the Seller’s Indirect Shareholders and/or the Company either by the articles of association of the Company or in any other way.

2.3	The Seller, the Seller’s Shareholders and the Seller’s Indirect Shareholders confirm that they have no claims against the Company as of the Closing Date other than any claim of Seller’s Indirect Shareholder derived from his/her service contract with the Company.

2.4	Each of the Seller’s Shareholders and the Seller’s Indirect Shareholders warrants and guarantees jointly and severally as a guarantor with primary liability the due performance and fulfilment of the Seller`s obligations according to clause 17.2 (no limitation).

3.	Purchase Price and Payment

3.1	The Purchase Price shall correspond to the Enterprise Value (on a cash and debt free basis) (irrespective of the Shares not constituting 100% of the shares issued by the Company)

3.1.1	with the addition of the Final Net Debt/Cash if the amount exceeds DKK 0, or less the Final Net Debt/Cash if the amount is lower than DKK 0. The amount will be calculated in accordance with the principles set out in Appendix 3.1(a); and

3.1.2	with the addition of the amount by which the Final Working Capital exceeds the Agreed Working Capital or less the amount by which the Agreed Working Capital exceeds the Final Working Capital. The Final Working Capital will be calculated in accordance with the principles set out in Appendix 3.1 (b).

3.2	The Buyer shall pay the Preliminary Purchase Price less any amount by which the Estimated Working Capital exceeds the Agreed Working Capital to the Seller at Closing.

3.3	The Buyer shall as of the date falling 3 months after Closing prepare an overview of payments received by the Company in respect of the receivables included in the Estimated Working Capital. No later than 10 Business Days after the date falling 3 months after Closing the Buyer must send such overview to the Seller and at the same time transfer to the Seller’s Bank Account an amount equal to the aggregate amount of collected receivables included in the Estimated Working Capital to the extent that such amounts exceed the aggregate amount of the liabilities and/or debt items including any future costs associated with the Company’s current office location included in the Estimated Working Capital. This procedure shall be repeated as of the date falling 6 months after Closing, however based on the Final Working Capital, it being understood that any liabilities and/or debt item including any future costs associated with the Company’s current office location in the Estimated Working Capital and/or Final Working Capital as well as any collected receivable included in the Estimated Working Capital and/or Final Working Capital shall only be counted once. Any amount of the Final Working Capital not paid to the Seller in accordance with this clause 3.3 shall be paid to the Seller at the same time as the earn-out, see clause 4. A calculation example is included as Appendix 3.3.

4.	Earn-Out

4.1	In addition to the Purchase Price the Seller shall be entitled to an earn-out calculated as 23.2% of the total revenue (including exported and cross border gross revenue) from client engagements that is (a) attributable to work originated by any employee employed by the Company at the Closing Date, including but not limited to the Seller’s Indirect Shareholders and Annbritt Klausen and (b) recognized during the Earn-Out Period in accordance with Danish GAAP, less (i) reimbursable expenses (e.g. travel expense) with respect to the engagements comprised by items (a) and (b) above to the extent actually paid by the Buyer, the Company or their Affiliates on behalf of client and (ii) any amount of a receivable included in the Final Working Capital not paid to the Company by a debtor.

4.2	The Buyer shall deliver the Earn-Out Statement to the Seller no later than sixty Business Days after the end of the Earn-Out Period. If the Buyer fails to deliver the Earn-Out Statement to the Seller within such time limit, the Buyer shall, from and including the 11th Business Day after the time limit and until delivery of the Earn-Out Statement, pay to the Seller an interest equal to the Interest accruing on the finally determined Earn-Out Amount.

4.3	The Seller shall within fifteen (15) Business Days from the receipt of the Earn-Out Statement notify the Buyer in writing whether it accepts or object to the Earn-Out Statement. The Seller’s failure to notify the Buyer within the time limit will be regarded as the Seller’s acceptance of the Earn-Out Statement.

4.4	If the Parties are unable to reach an agreement within fifteen (15) Business Days of the Buyer’s receipt of the Seller’s notification pursuant to clause 4.3, either Party may demand that the calculation of the Earn-Out Amount is referred to and determined by the Expert in accordance with Clause 10.5 to 10.7 which shall apply mutatis mutandis.

4.5	The Earn-Out Amount shall be paid by the Buyer to the Seller’s Bank Account within five (5) Business Days from the Buyer’s receipt of the Seller’s accept of the Earn-Out Statement or the Expert’s determination of the Earn-Out Amount. The Earn-Out Amount shall accrue Interest from its due date to the date when it is paid together with any accrued Interest.

4.6	The Buyer is not entitled to terminate the employment of any of Seller’s Indirect Shareholder’s in the Earn-Out Period unless the employee in question is in material breach of his/her contract resulting in a dismissal without notice (in Danish “Bortvisning”) of the employee.

5.	Signing

Signing

5.1	Signing shall take place by exchanging pdf. counterparts of the Agreement via email.

Documentation and Actions

5.2	On the Signing Date the Parties shall carry out the actions set out below.

(i)	The Seller and the Buyer shall sign two identical copies of this Agreement;

(ii)	The Seller shall deliver compiled summary from the Danish Business Authorities dated on the Signing Date, evidencing that the persons signing on their behalf are authorised signatories;

(iii)	The Buyer shall deliver a compiled summary from the Danish Business Authority dated on the Signing Date, evidencing that the persons signing on its behalf are authorised signatories;

(iv)	The Buyer shall deliver written approval of the purchase of the Shares as contemplated in this Agreement from by its board of directors.

6.	Absence of Certain Events in the Period between Signing Date and Closing Date

6.1	The Seller undertakes to procure that from the Signing Date and until the Closing Date, the Company will not, unless expressly agreed with the Buyer:

(i)	deviate materially from its ordinary course of business;

(ii)	outside the ordinary course of business negotiate or enter into any unusual contracts, contract changes or commitments, including any such contracts, contract changes or commitments which individually represents a value of more than DKK 50,000;

(iii)	sell, assign or transfer any material tangible or intangible assets, other than in the ordinary course of business;

(iv)	incur any material obligation or liability (absolute or contingent), except liabilities incurred in the ordinary course of business;

(v)	mortgage, pledge or subject to a lien or encumbrance any of their tangible or intangible assets;

(vi)	enter into any material additional loan facilities from banks or other external sources;

(vii)	omit to take any action required to maintain any insurances in force or knowingly do anything to make any insurance policy void;

(viii)	change the Company’s or the Company’s articles of association, except any change required by the Danish Companies Act;

(ix)	initiate any litigation or settle or waive any material claim which is disputed;

(x)	create, issue, redeem or grant any option or right to subscribe in respect of any share capital of the Company; or

(xi)	make any capital commitment with an individual contract value exceeding DKK 50,000, including for this purpose any contractual commitments and the acquisition of any capital asset under a finance lease.

7.	Conditions Precedent

7.1	The obligations of the Parties to consummate the transactions contemplated by this Agreement shall be subject to the following conditions precedent being satisfied on the Closing Date:

(i)	No statute, rule or regulation which makes it illegal for the Parties to consummate the transactions contemplated hereby or any order, decree or judgment which prevents the Parties from consummating the transactions contemplated hereby shall be in effect;

(ii)	Documentation of the termination of the Company’s participation in the Amrop Partnership, including the Amrop International Partnership License Agreement, without adverse consequences and/or liabilities for the Company unless the Seller takes full financial responsibility for such consequences or liabilities including with respect to indemnification of the Company. Any termination agreement between the Company and the Amrop Partnership shall be without any material restrictions with respect to the Company’s Business after the Closing Date;

(iii)	The Company has terminated the lease of its premises at Christians Brygge 24, 1559 København V;

(iv)	The Company has obtained written confirmation from Amrop International that the Company is not restricted under any key account management contract; and

(v)	The Company has obtained all necessary approvals from relevant contract parties to the effect that they waive the change of control provision in the contract entered into with them.

8.	Transfer of cash and assets

8.1	With effect as of Closing the Seller will procure that:

(i)	the Company transfers the assets listed in Appendix 8.1(i) to the Seller’s Indirect Shareholders against the consideration stated in the Appendix, and

(ii)	that an extraordinary general meeting is held in the Company at which it is decided to pay extraordinary dividends to its shareholders in an amount equivalent to the Estimated Net Debt/Cash if such amount exceeds DKK 0 to the extent such distribution is permitted under Danish law.

9.	Closing

Closing Notice

9.1	No later than five Business Days after the Company’s receipt of written confirmation from the Amrop Partnership of the termination date for the Company’s participation in the Amrop Partnership on terms acceptable to the Seller and the Buyer, see clause 7.1(ii), the Seller shall send the Closing Notice to the Buyer. If the Seller during their termination negotiations become of the opinion that an agreement cannot be reached with the Amrop Partnership to effect termination no later than six months after the Signing Date, the Parties will enter into good faith negotiations regarding a postponement of the Closing Date.

Prior to Closing

9.2	Upon request from the Buyer the Company is prepared to verbally contact Nets and Arla to inform them of the contemplated change of control of the Company with the purpose of obtaining their informal verbal confirmation that the transaction will not cause a change in the future business relationship between the Company/Buyer and the client in question after Closing.

9.3	The Seller must deliver the following written information and documents to the Buyer no later than 10 Business Days prior to the Closing Date:

9.3.1	A calculation of the Preliminary Purchase Price, specified as the Enterprise Value with the addition of the Estimated Net Debt/Cash if this amount exceeds DKK 0 or less the Estimated Net Debt/Cash if this amount is lower than DKK 0, and with the addition of the amount by which the Estimated Working Capital exceeds the Agreed Working Capital or less this amount if the Agreed Working Capital exceeds the Estimated Working Capital.

9.3.2	A draft Closing Memorandum.

9.4	If the Buyer has any comments to the Preliminary Purchase Price, the Buyer shall notify the Seller hereof no later than 5 Business Days after receipt of the documents. The Parties shall in good faith enter into discussions regarding any amendments to the Preliminary Purchase Price.

Closing meeting

9.5	Closing shall take place at the offices of the Buyer’s Solicitor on the Closing Date.

The Seller’s Obligations at Closing

9.6	At Closing, the Seller shall present the following documents and perform the following actions:

(i)	provide the Buyer with evidence and a statement confirming that the condition precedent set forth in clause 7.1 (i) above has been fulfilled;

(ii)	present evidence of the due registration of the Buyer’s title to the Shares in the register of shareholders of the Company;

(iii)	deliver the employment agreements referred to in clause 11.2.2 duly signed by the Company and the Seller’s Shareholders;

(iv)	deliver signed letters of resignation from the directors of the Company then in office and from the current auditors of the Company, confirming their respective resignations with effect as of Closing Date and confirming that they do not have any claims against the Company except for any fee owed to them in the ordinary course of business;

(v)	deliver all the statutory and other books available (duly written up to date) of the Company;

(vi)	deliver the written documentation of termination of the Company’s participation in the Amrop Partnership referred to in clause 7.1(ii);

(vii)	deliver evidence to the effect that the Company has terminated the lease of its premises at Christians Brygge 24, 1559 København V;

(viii)	deliver the written confirmation from Amrop International that the Company is not restricted under any key account management contract;

(ix)	deliver documentation of the completion of the actions set out in clause 8.1;

(x)	deliver evidence to the effect that the Company have obtained approvals from relevant contract parties to the effect that they waive the change of control provision in the contracts entered into with them; and

(xi)	present such other documents and perform such other acts as the Buyer may reasonably request in order to properly perfect its rights under the Agreement.

The Buyer’s obligations at Closing

9.7	At Closing, the Buyer shall present the following documents and perform the following actions:

(i)	Present documentation that the Preliminary Purchase Price less (i) the amount by which the Estimated Working Capital exceeds the Agreed Working Capital and less (ii) any amount distributed to the Seller in accordance with clause 8.1(ii) has been transferred to the Seller’s Bank Account;

(ii)	provide the Seller with evidence and a statement confirming that the condition precedent set forth in clause 7.1(i) above has been fulfilled;

(iii)	conduct an extraordinary general meeting in the Company at which new articles of associations, board members in the Company are adopted and elected with effect as of the Closing Date; and

(iv)	present such other documents and perform such other acts as the Seller may reasonably request in order to properly perfect its rights under the Agreement.

9.8	All closing actions shall –to the widest extent possible – be carried through simultaneously. Closing shall not be deemed to have taken place until all actions listed in clauses 9.6 and 9.7 have been completed or waived by the relevant Party. Each of the deliveries to be made and the actions required to be performed at Closing shall be deemed to have occurred at the same time.

9.9	If all conditions precedent, cf. clause 7 above, have not been fulfilled or waived at the latest 6 months after the Signing Date, this Agreement shall cease without any of the Parties having a Claim against the other Party or the Company. However, this will not relieve a Party from (i) its liability for a breach of this Agreement existing at the Signing Date or (ii) a breach by such Party of any of the provisions of the Agreement, which survive its termination, being clause 19.2 (confidentiality), clause 19.5 (expenses) or 19.8 (governing law and venue).

10.	Purchase price adjustment

10.1	No later than 90 Business Days after the Closing Date, the Buyer must send a draft Purchase Price Calculation to the Seller consisting of a calculation accompanied by relevant documentation of (i) the Final Net Debt/Cash; (ii) the Final Working Capital; (iii) the Adjustment Amount; and (iv) the Purchase Price in accordance with clause 3.1.

10.2	The Buyer must procure that the Company makes available all reasonable and necessary information and employees to enable the Seller to assess the Purchase Price Calculation. If the Seller agrees to the draft Purchase Price Calculation, it will be final and binding on the Parties.

10.3	If the Seller disagrees with the draft Purchase Price Calculation, the Seller must notify the Buyer hereof no later than 10 Business Days after receipt of the draft Purchase Price Calculation. To be legally effective, the notice must contain a detailed description of the matters disputed by the Seller and refer to the provisions of the Agreement that the Seller invokes in support of their position, including the amount (or estimated amount) involved. Otherwise, the Purchase Price Calculation will be final and binding on the Parties.

10.4	If the Seller gives notice to the Buyer in accordance with clause 10.3, the Parties must attempt to reach an agreement on the disputed matters no later than 15 Business Days after the Buyer’s receipt of the notice. If the Parties are unable to reach an agreement within this time limit, either Party may demand that the disputed matters be referred to the Expert.

10.5	The Expert will decide on the disputed matters in accordance with the Agreement and the principles set out in Appendices 3.1(a) and 3.1(b) and will determine the Purchase Price Calculation within 20 Business Days of having been appointed. If the decision of the disputed matters depends on an accounting estimate, the Expert must make an independent estimate on the basis of what he considers to be fair and reasonable under the Agreement. The Expert is not authorised to decide on any legal dispute concerning the interpretation of the Agreement. Any such dispute must be decided in accordance with clause 19.8.

10.6	The Purchase Price Calculation prepared by the Expert will be final and binding on the Parties, and it can only be changed in accordance with clause 19.8 in the event of fraudulent acts or demonstrable errors.

10.7	The Expert will make decisions as to costs and their apportionment between the Parties. The Expert must take into account the extent to which the Parties’ positions deviate from his decision.

10.8	No later than 5 Business Days after the Purchase Price Calculation has become final and binding on the Parties, the Adjustment Amount less the amount by which the Final Working Capital exceeds the Agreed Working Capital, see clause 3.3, must be settled between the Parties with the addition of Interest from the Closing Date. Interest will be payable from the expiry of this time limit.

11.	Conduct after Closing

11.1	Earn-Out

11.1.1	Under due consideration to the earn-out set out in clause 4, the Buyer and the Seller’s Indirect Shareholders undertake to act in good faith in the Earn-Out Period and not intentionally make any decisions for the sole purpose of materially prejudicing the ability of the Seller’s Indirect Shareholders to achieve the highest possible gross revenue in the Earn-Out Period. In the Earn-Out Period the Buyer may not, and shall procure that its Affiliates do not, transfer the employment of the Seller’s Indirect Shareholders to an entity outside the Buyer group and refrain (and shall procure that any member of the Buyer’s group shall refrain) from actively soliciting a client of an employee of the Company as of Closing, including but not limited to the Seller’s Indirect Shareholders and Annbritt Klausen. To the extent that any act or omission of the Buyer has had any material negative impact on the Earn-Out Amount, and provided Buyer is unable to remedy this, the Buyer shall consult with the Seller in good faith in order to agree upon such reasonable adjustments to the Earn-Out Amount, if any, so as to take into account the impact of such action or thing.

11.2	Operation of the Company

11.2.1	As a consequence of clause 3.3 the Buyer shall procure that after Closing, the Company or the Buyer loyally collects the amounts owed to the Company included in the Final Working Capital in accordance with the Company’s collection policy prior to Closing. The Buyer shall procure that the Company does not reduce or remit any such amounts.

11.2.2	The Seller’s Shareholders will with effect as of Closing be employed with the Buyer on the terms set out in Appendix 11.2.2.

11.2.3	The other employees of the Company will continue their employment with the Buyer after Closing on the terms as applied before the Closing Date, see however, clause 15.1.2.

11.2.4	The Seller’s Indirect Shareholders shall in the period until 31 December 2019 be entitled to ask the Buyer to—and the Buyer shall upon receipt of such request—employ one employee per every DKK 3,000,000 yearly gross revenue actually produced by such Seller’s Indirect Shareholder in the Buyer. Upon each breach of the Buyer’s obligation in this clause 11.2.4 not remedied by the Buyer within 30 Business Days after the Seller’s Indirect Shareholder’s request for such employment, the Buyer shall pay liquidated damages to the Seller in the amount of DKK 1,500,000.

12.	Due Diligence

12.1	Prior to the Signing Date, Buyer has conducted a financial, commercial and legal due diligence of the Shares, the Company and the business of the Company together with Buyer’s professional advisors. Appendix 12.1 contains an USB-stick of the due diligence documents made available to Buyer (the “Data Room Documentation”). Further, Buyer and its advisors have had the opportunity to conduct interviews with management and other key-persons of the Company.

12.2	The Seller shall not be considered to be in breach of the warranties contained in this Agreement or the appendices hereto or of the Agreement in general if the fact, matter, occurrence or event, which gave rise to the breach is evidenced to have been Disclosed.

13.	Warranties of the Seller

The Seller warrants as of the Signing Date and the Closing Date, or of such other date or period of time as explicitly stated below, as follows:

Organization and Qualification

13.1	The Company is a private limited liability company duly incorporated and validly existing under the laws of Denmark.

Authorisation and Approval

13.2	This Agreement constitutes a valid and binding obligation enforceable against the Seller in accordance with its terms, and does not contravene with the articles of association of the Seller or conflict with or result in any breach of any agreement or undertaking of the Seller and will not be in conflict with any decision by any governmental, judicial or regulatory authorities.

The Seller has the absolute right, power and capacity to act, to vote, perform and deliver to the Buyer in accordance with the terms of the Agreement.

Title

13.3	The Seller has legal valid title to the Shares free of any Third Party Rights.

Shares

13.4	The Company has an issued share capital of DKK 1,600,000 divided into 1,600 shares each of DKK 1,000. The Shares sold pursuant to the Agreement represent 62.5% of the registered share capital of the Company and there are no outstanding warrants, options, convertible bonds or other rights to acquire ownership interests in the Company.

The Shares have been duly and validly issued, are fully paid up and represent 62.5% of the voting rights of the Company (disregarding the fact that the Company cannot vote on shares held by the Company).

The Company holds nominally DKK 600,000 shares equivalent to 37.5% of the registered share capital of the Company.

Accounts

13.5	The Accounts have been prepared in accordance with the Accounting Principles and Danish law. The Accounts give a true and fair view (in Danish: retvisende billede, as defined in the Danish Annual Report Act (in Danish: Årsregnskabsloven)) of the financial position and the results of the operations of the Company as of the Accounts Date. The Accounting Principles are in accordance with Danish GAAP and have been applied consistently by the Company for the past three (3) years and has not been affected by any undisclosed material unusual or non-recurring items. The Company has no undisclosed off balance sheet financing or material liabilities.

The Company is not liable in respect of any surety, guarantee or similar obligation nor has the Company undertaken to become so liable.

The accounting records of the Company are up-to-date and are kept in accordance with and reflect the information required by applicable law.

The statutory books of the Company are up-to-date and contain, in all material respects, complete and accurate records of the matters, which should be included in such books.

Fixed Assets

13.6	The fixed assets of the Company are in an operational condition, free of any material faults or defects, except for such faults or defects, which must be expected considering wear and tear and the fixed assets used for the operation of the Business are sufficient for the continued operation of the Business as currently conducted.

All of the equipment, whether owned or leased by the Company, is in a good repair and condition and free from material defects, other than defects, which have been remedied or defects, which are considered to be reasonably acceptable in a business such as the Business.

Contracts and Agreements

13.7	The Company’s contracts have been concluded on arm’s length terms and as part of the ordinary operation of the Business. None of the contracts in the Data Room Documentation have been terminated by the Company, and the Company has not been notified of the termination of any of the contracts. To the Seller’s Knowledge, no third party to any of the contracts is in breach of its obligations hereunder.

The Company is not party to any contract which will confer any restrictions on the Company in respect of the conduct of its Business after Closing.

The Data Room Documentation contains all agreements that are material to the operation of the Business as of the Signing Date and as of the Signing Date there are no other agreements, to which the Company is a party which Seller deems to be material in order to conduct the Business (“Material Agreements).

The Material Agreements have been concluded in the ordinary course of operations.

Intellectual Property Rights

13.8	The Company owns or has adequate user’s or licence rights to all intellectual property rights in order to continue the Business (the “Intellectual Property Rights”). No right or licence, which in any way restricts the use of Intellectual Property Rights used by the Company, has been granted to any person by the Company. All Intellectual Property Rights owned by the Company are legally existing and enforceable and not encumbered with Third Party Rights.

In the carrying on of the Business, the Company does not infringe and has not at any time within the past three (3) years infringed any intellectual property rights owned by any third party.

To the Seller’s Knowledge, no third party has infringed the Intellectual Property Rights, and the Company has not granted any licence to any third party to use any of the Intellectual Property Rights used by the Company.

Intra-Company Arrangements

13.9	No agreement or arrangement outside the ordinary course of business exists between the Company on the one hand, and any related party whether directly or indirectly including the Seller, the Seller’s Shareholders and related parties, on the other hand, and no such agreement or arrangement will be outstanding after Closing except for the employment agreements between the Company and the Seller’s Shareholders.

Employees

13.10	The current salary, years of service, pension- and bonus arrangements of the employees as of the Signing Date are attached as Appendix 13.10.

All employment agreements comply with applicable laws.

None of the Company’s employees have been dismissed other in the ordinary course of business, and as of the Signing Date no employee has resigned, has given notice of an intention to resign or to the Seller’s Knowledge has any intention of resigning.

None of the Seller’s Indirect Shareholders, and to the Seller’s Knowledge as of the Signing Date, no employee of the Company will resign or terminate its employment as a consequence of the entering into and execution of this Agreement.

No former employee of the Company, including those who were terminated and those who resigned, has any claim against the Company for damages, compensation or other payment. No dispute – except for the dispute mentioned in clause 15 –regarding current or former employees of the Company or their rights or benefits is ongoing, pending, threatening or expected to arise.

No employee has any rights or money claims against the Company other than as specified in such employee’s employment contract, any applicable collective agreements or applicable law, including the Danish Salaried Employees Act in Danish (funktionærloven) and the Danish Holiday Act (in Danish ferieloven).

The Company is under no obligation to make any future change in the remuneration or benefits of any of the employees other than salary or wage increases in the ordinary course of business.

Except for the Company’s employment agreements with Jon Diderichsen and Annbritt Klausen, there are no schemes in operation by or in relation to the Company under which any employee of the Company is entitled to a commission, bonus or remuneration of any other sort, calculated by reference (in whole or in part) to the financial position, cash flow, turnover, profits or sales of the Company.

The Company has discharged or made provisions for its obligations in a timely manner to pay all salaries, wages, commissions, bonuses, overtime pay, holiday pay, sick pay, accrued entitlements under incentive schemes, pension benefits, social security contributions and social charges, withholding taxes, and other benefits and payments of or connected with employment in respect of current and former employees.

The Company is not a party to or bound by any collective bargaining agreements with unions, any local agreements, workplace agreements or any other special collective employment law arrangements in relation to its employees.

The Company is not a member of any employers’ association.

None of the Company’s present or previous employees have any right to receive any payment or any other right in respect of any invention or method or result, including without limitation, production methods and designs, which have been or are being used by the Company.

The Company has not undertaken any uncovered pension obligation to any present or former employee.

The Company is not and has not, within the last 3 years, been a party to any labour or industrial dispute, and has not, within the last 3 years, been subject to any lawful or unlawful strike or other work stoppage.

Compliance with Legal Requirements

13.11	The Company possesses all authorizations and permits necessary for the lawful conduct and operation of the Business and is not in any areas in violation of any applicable laws. The Company is not part to any judicial or administrative proceedings or investigation and no claims have been filed against the Company alleging a violation of any laws or regulations.

The Company has not violated and in the ordinary course of business do not in any manner violate applicable laws, including national and EU competition law or other regulatory matters.

Taxes

13.12	The Company is duly registered with the tax authorities and has maintained all records required for tax purposes.

The Company has duly and timely filed all Tax returns required to be filed by it on or prior to the date hereof with the national or local tax authorities and all Taxes relating to the period prior to the Closing Date have, to the extent they have fallen due prior hereto, been fully and timely paid or provisions have been fully made in the Accounts.

All Taxes due or required to be paid by the Company prior to the Closing Date have been duly paid.

No disputes are pending, and to Seller’s Knowledge no disputes are threatened, with the tax authorities or any other public authority concerning the payment or assessment of the Company’s Taxes.

The Company has no obligations or liability regarding any non-compliance by the Company with respect to (i) withholding of A-Tax (Tax at source), and (ii) payments of wage related duties (in Danish: “lønsumsafgift”) concerning the period prior to Closing.

The Company has in all respects complied with applicable Tax legislation.

All transactions have taken place on arms-length terms and the Company does not have and has not had a taxable presence in any other countries than Denmark.

There are no tax audits pending with respect to the Company.

Disputes

13.13	Except for ordinary debt collection and set out in clause 15, there is no claim, action, proceeding, arbitration, investigation or other similar proceedings, pending against or relating to the Company before any court or governmental authority and to the Seller’s Knowledge no such claim, action, proceeding, arbitration, investigation or other similar proceedings are threatened.

Real/Leased Property

13.14	The Company does not own real property.

The Company only leases the premises at Christians Brygge 24, 1559 København V (Leased Property).

Insurance

13.15	The Company’s insurance policies are in full force and effect, and there are no material claims by the Company pending under any of such policies as to which coverage has been questioned, denied or disputed by the insurer, and the insurance coverage of the Company is reasonably adequate to cover the normal business of the Business.

IT systems and Data Protection

13.16	The Company is entitled as owner, lessee or licensee to use the IT systems used in the Business (“IT Systems”) for all purposes necessary to carry on the Business and the Company is not dependent on any information technology (including without limitation data storage and processing) facilities, which are not under the exclusive ownership of operation or control of the Company.

There are no material defects relating to the IT Systems, and the IT Systems are properly and regularly maintained.

The IT Systems have the capacity and performance necessary to fulfil the requirements of the Business.

Except that previously the Company has not obtained written accept from all potential candidates to keep and process their personal information, the Company complies with applicable data protection legislation, regulations and principles. No third parties, individuals, organizations or regulators have raised claims concerning the Company’s use of personal data. The Company has not has entered into any agreements, by which personal data is transferred by the Company for processing outside the European Economic Area.

Environmental Matters

13.17	The operations of the Business are in compliance with all necessary environmental permits and environmental demands and are in compliance with all environmental regulations.

Disclosure

13.18	There is no information which the Seller has not, but ought to have, disclosed to the Buyer prior to the signing of the Agreement in order to comply with a seller’s “loyal duty of disclosure” in accordance with the general rules of Danish law, and all matters Disclosed are true and correct.

The Buyer shall not be entitled to make any Claim against the Seller with respect to any breach of the Sellers’s Warranties if and to the extent that the underlying facts forming the basis of such Claim have been Disclosed.

Absence of Certain Events

13.19	From 1 January 2017 to the Closing Date, the Company has not suffered any material adverse changes in respect to the Business, its financial position or assets. The Company has conducted the Business in the ordinary course and has not made any unusual contracts, contract changes or commitments and has not acquired, sold, assigned or transferred any tangible or intangible assets, except in the ordinary course of business; not incurred any obligation or liability (absolute or contingent), except from current liabilities incurred in the ordinary course of the Business and has not mortgaged, pledged or subjected to a lien or encumbrance any of its assets tangible or intangible other than in the ordinary course of business.

14.	Warranties of the Buyer

14.1	The Buyer warrants, as of the Signing and Closing Date, or of such other date or period of time as explicitly stated below, as follows:

Organisation and Qualification

14.2	The Buyer is a branch duly incorporated, validly existing and in good standing under the laws of Denmark and has the corporate power to conclude this Agreement.

Authorisation and Approval

14.3	The execution, delivery, completion and performance of this Agreement by the Buyer have been duly authorised by all necessary corporate actions on the part of the Buyer.

No order, license, consent or approval of or the giving of notice to, any public authority is necessary to authorise the execution, delivery, completion and performance of this Agreement by the Buyer.

No Disputes

14.4	No claim, lawsuit, legal or other proceeding is pending or to the Buyer’s knowledge threatened against the Buyer or its assets before any court, arbitration tribunal, or administrative body which, if adversely decided, will prevent or delay the Buyer’s consummation of this Agreement.

15.	Specific Indemnity

15.1	The Seller shall indemnify and hold harmless the Buyer on a DKK for DKK basis for any loss by the Buyer, or the Company in respect of:

15.1.1	the lawsuit initiated by former employee Tanja Grønning to the extent that any costs pertaining to the law suit has not been paid before the Closing Date; and

15.1.2	the Company’s or Jon Diderichsen’s termination of Jon Diderichsen’s service/employment contract within 1 month of the Closing Date, if (i) the Buyer has offered Jon Diderichsen employment on terms identical to those of his former employment agreement with the Company dated 20 May 2014 and (ii) Jon Diderichsen is released from his duties in the termination period.

15.2	None of the limitations set out in clauses 16 and 17 shall apply to this clause 15.

16.	Remedies

General Obligations and Limitations

16.1	Subject to the terms and limitations of this Agreement, the Seller hereby undertakes to indemnify the Buyer for all Losses suffered by the Buyer. Any Loss shall be calculated in accordance with the general principles of Danish law, subject always to the limitations set out in clauses 16 and 17, and the Buyer shall be entitled to a reduction of the Purchase Price by an amount corresponding to the Loss DKK by DKK (in Danish: “krone for krone”), i.e. without the application of any multiple.

16.2	The Buyer shall not be entitled to make any Claim against the Seller with respect to any breach of the Seller’s Warranties if and to the extent that the underlying facts forming the basis of such Claim have been Disclosed.

16.3	The Seller has no obligation to indemnify the Buyer with respect to any information in the Data Room Documentation of a forward-looking nature relating to the Company and the Business, including any business plans, budgets or forecasts.

16.4	For a period of 20 (twenty) Business Days following receipt of a Claim notice from the Buyer, the Seller is entitled to remedy the breach and the consequences thereof. If – and to the extent – the Seller remedies the breach and the consequences of such breach, the Seller’s obligation to indemnify the Buyer for this breach will cease.

16.5	When calculating a Loss incurred by the Buyer, any amount or value of benefits enjoyed which the Buyer or the Company are entitled to receive or have received from a third party in relation to the relevant breach shall result in an equivalent reduction of the Buyer’s Claim against the Seller, including:

(1)	actual tax savings and tax refunds received both directly resulting from the breach which the Buyer and/or the Company have obtained or are entitled to obtain during a period of five (5) years from expiry of the financial year in which the breach occurred, and

(2)	insurance payments actually received by the Buyer and/or Company or which the Buyer and/or the Company are entitled to receive or would have been entitled to receive if the Company’s insurance cover had been maintained on the terms which applied until Closing.

16.6	In the event, following payment by the Seller of any amount of indemnification to the Buyer, the Buyer receives payment or enjoys a benefit from a third party relating to the same breach in accordance with clause 16.5, the Buyer shall pay back an amount corresponding to such amount or benefit to the Seller (not exceeding the amount of indemnification paid by the Seller to the Buyer).

16.7	The Seller has no obligation to indemnify the Buyer for any Loss solely caused by:

(1)	any change in applicable laws or regulations after the Signing Date, that were unknown before it, or

(2)	the Buyer’s or the Company’s actions or omissions after Closing.

Set-off

16.8	In the event that the Seller has not paid a determined or disputed Claim (either (i) agreed between the Parties or (ii) settled or subject to ongoing arbitration proceedings in accordance with clause 19.8) the Buyer shall be entitled to set-off such amount against the Earn-Out Amount and the receivables referred to in clause 3.3.

Claims

16.9	In order to be valid, any claims made by the Buyer under this Agreement (a “Claim”) shall be notified in writing to the Seller no later than 60 Business Days after the Buyer has become aware of the Claim provided. A Claim shall state its specific grounds and the amount claimed, and shall, to the extent available to the Buyer, be accompanied by all written documentation necessary to reasonably support the Claim. The Seller shall not be obliged to pay any amount by which the Buyer’s Loss has increased from the 15th Business Day after the Buyer became aware of the Claim, if the Seller could have prevented or mitigated such increase had the Seller received notice of the Claim within 15 Business Days of the Buyer becoming aware of the Claim.

17.	Limitations on Indemnification

Deadline for Submission of Claims

17.1	The Seller shall have no liability under this Agreement with respect to any Claim notified to the Seller subsequent to the date being 18 months after the Closing Date, provided, however, that the Seller’s liability under clause 13.2 (Authorisation and Approval), clause 13.3 (Title), clause 13.4 (Shares) and clause 13.12 (Taxes/VAT) shall only be barred as provided for under applicable law.

Principles for Determining the Indemnification

17.2	The Seller shall only be liable for indemnification provided that:

1.	the Buyer’s individual Claims as finally determined exceed DKK 25,000 (“De Minimis”), and

2.	the Buyer’s aggregated Claims (each exceeding the De Minimis) as finally determined exceed DKK 250,000 (the “Basket”).

If a Claim is part of a series of Claims, all such Claims shall be deemed to be a “Claim” for purposes of this clause 17.

The aggregate liability of the Seller in respect of all Claims shall in no event exceed DKK 24 million.

No Limitation

The limitations in clause 16 and clause 17.2 (Basket, De Minimis and aggregate liability) shall not apply to any breach of Seller’s Warranties in clause 13.2 (Authorisation and Approval), clause 13.3 (Title), clause 13.4 (Shares), clause 13.12 (Taxes). The limitations in clauses 16 and 17 shall not apply in the event of fraud, wilful misrepresentation or gross negligence on part of the Seller. However, in no event shall the Seller’s aggregate liability exceed the Purchase Price and the Earn-Out Amount.

The Buyer’s Obligation to Indemnify the Seller

17.3	In the event of a breach by the Buyer of the Agreement, the Buyer undertakes to indemnify the Seller’s Loss by payment of damages to the Seller in accordance with the general principles of Danish law.

18.	Competition, customer and non-solicitation clauses

18.1	Considering the fact that the Seller’s Indirect Shareholders are indirect owners and partners of the Company and thus not protected by the Salaried Employees Act, it has been agreed that the Seller, the Seller’s Shareholders and the Seller’s Indirect Shareholders shall be subject to the covenants contained in this clause 18.

18.2	During the period starting at the Closing Date and ending 31 December 2019, the Seller, the Seller’s Shareholders and the Seller’s Indirect Shareholders will not be entitled to be – directly or indirectly – employed by, operate or have a financial interest in any business competing with the Company’s and/or Buyer’s activities as of Closing.

18.3	For 36 months after the Closing Date, the Seller, such Seller’s Shareholder and such Seller’s Indirect Shareholder will not – directly or indirectly – be entitled to have any business relationship with the Company’s, Buyer’s and/or Buyer’s Affiliates’ customers or assist in causing such customers to discontinue their business relationship with the Company, Buyer’s and/or Buyer’s Affiliates.

18.4	For 12 months after the end of a Seller’s Indirect Shareholder’s employment with the Buyer, the Seller, such Seller’s Shareholder and such Seller’s Indirect Shareholder will not be entitled to procure that the Buyer’s employees being employed at the last date of such Seller’s Indirect Shareholder’s employment with the Buyer accept employment or otherwise become attached to a business on whose engagement of employees the Seller, such Seller’s Shareholder or such Seller’s Indirect Shareholder may exercise an influence through employment, ownership or otherwise.

18.5	In case of breach of this clause 18, the Buyer may upon becoming aware of the breach issue a notice to the Seller, the relevant Seller’s Shareholder and the relevant Seller’s Indirect Shareholder having committed the breach with a request for the breach to be remedied within 15 Business Days. If the breach continues after expiry of the 15 Business Days, the Seller, the relevant Seller’s Shareholder and/or the relevant Seller’s Indirect Shareholder having committed the breach shall pay the Buyer an amount of DKK 1,000,000 in liquidated damages. If the breach continues thereafter, the agreed penalty shall amount to DKK 1,000,000 per calendar month that the breach continues.

18.6	The right of the Buyer to receive liquidated damages shall not be conditional upon the Buyer having documented any loss as a result of the breach but shall be deducted from the Buyer’s right to compensation or other remedies available to the Buyer by law.

19.	Miscellaneous

Publicity

19.1	The Parties agree that the terms and conditions of this Agreement will be made public and/or otherwise disclosed by Buyer after prior consultation with the Seller.

Confidentiality

19.2	The Parties agree and will procure that relevant employees and appointed representatives agree to keep in confidence any and all information contained in this Agreement as well as any and all information and documentation of the other Party, which either Party may have become aware of in the course of the negotiations and the due diligence procedure.

Any data, documents and/or information which

(i)	is or becomes available to the public for any reason, which is not the result of a breach of any obligation established for this duty of confidentiality;

(ii)	is obtained by a third party, which is not obliged to keep such data, documents or information confidential; or

(iii)	is or has been developed independently by the recipient or was already known by the recipient previously shall not be considered confidential information.

The duty of confidentiality shall remain in force for two (2) years as from the date of this Agreement.

Notices

19.3	All notices between the Parties concerning matters arising out of this Agreement shall be sent by email to be confirmed by ordinary letter within 24 hours after transmission to the following addresses or such other address or email address as may subsequently be notified by one Party to the other in accordance with this clause 19.3:

To the Seller:	PORMA APS

CVR-No. 34 58 35 87

Christians Brygge 24

1559 København V

Denmark

Email: pc@amrop.dk

with a copy to:

Lundgrens Lawfirm P/S

Christian Scherfig

Tuborg Havnevej 19

2900 Hellerup

Denmark

Email: csc@lundgrens.dk

To the Buyer:	HEIDRICK & STRUGGLES

Branch of Heidrick & Struggles AB, Sverige

CVR-No. 18 97 64 71

Beard, Stephen W

Amaliegade 10, 5th Floor,

1256 København K,

Denmark

Email: SBeard@heidrick.com

with a copy to:

Mazanti-Andersen, Korsø Jensen Advokatpartnerselskab

Jan Al-Erhayem, Attorney-at-law &

Mette Ravn Steenstrup, Attorney-at-law

Amaliegade 10

1256 Copenhagen K

Denmark

Email: jae@mazanti.dk and mrs@mazanti.dk

Notices shall be deemed to have been made on the date of the receipt thereof by the recipient as indicated on the return receipt or the transmission report as applicable.

No assignment

19.4	This Agreement may not be assigned in whole or in part by any Party without the consent of the other Party although the Buyer can assign the Agreement without obtaining approval from the Seller to entities within the Heidrick & Struggles group of companies.

Expenses

19.5	Each Party shall bear the fees and other expenses payable to its own advisers incurred in connection with negotiating, executing and consummating this Agreement.

Severability

19.6	If any provision of the Agreement is held to be unenforceable for any reason it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to this Agreement to the fullest extent possible. In any event all other provisions of this Agreement shall be deemed valid and enforceable to the fullest extent possible.

No Waiver

19.7	The failure of any of the Parties to enforce any of the provisions of the Agreement or any rights with respect thereto shall in no way be considered as a waiver of such provisions or rights or in any way affect the validity of the Agreement. The waiver of any breach of the Agreement by any Party shall not operate to be construed in such a way as a waiver of any other prior or subsequent breach.

Governing Law and Venue

19.8	This Agreement and any dispute or claim arising out of or in connection with this Agreement, including but not limited to disputes or claims regarding the existence, validity, interpretation or termination hereof, shall be governed by and construed in accordance with the laws of Denmark.

Any dispute in connection with this Agreement shall be finally settled by arbitration in accordance with the rules of arbitration procedure adopted by The Danish Institute of Arbitration and in force at the time when such proceedings are commenced. The arbitration procedure shall take place in Copenhagen and shall be carried out in the English language.

The proceedings and any award shall be kept confidential.

Notwithstanding this clause 19.8, a Party shall be entitled to lodge a request for injunctive relief with the ordinary courts.

(Signatures on next pages)

Signatures

19.9	This Agreement has been executed in two (2) original copies, one for each of the Parties.

As the Seller

For PORMA APS

Date: 19 September 2017

/s/ Niels Bentzen

Niels Bentzen

Accepted and approved 1) jointly and severally as a guarantor with primary liability (in Danish: selvskyldnerkautionist) for the due performance and fulfilment of clause 17.2 (no limitation) and 2) in respect of the rights and obligations set out in on clauses 2.3, 2.4, 8.1(i), 11.1.1, 18, 19.1, 19.2 and 19.8:

Date: 19 September 2017	Date: 19 September 2017

/s/ Peter Kuske Christiansen Peter Kuske Christiansen	/s/ Frank Halborg Frank Halborg

Date: 19 September 2017	Date: 19 September 2017

/s/ Niels Bentzen Niels Bentzen	/s/ Henrik Elsing Andersen Henrik Elsing Andersen

Date: 19 September 2017

/s/ Anne Mette Dissing-Immerkaer

Anne Mette Dissing-Immerkær

Accepted and approved 1) on own behalf of and 2) jointly and severally as a guarantor with primary liability (in Danish: selvskyldnerkautionist) for the due performance and fulfilment of clause 17.2 (no limitation) and 3) accepted in respect of the rights and obligations set out in on clauses 2.3, 2.4, 8.1(i), 11.1.1, 18, 19.1, 19.2 and 19.8:

For KUOTA APS	For TRAPPISTINVEST APS

Date: 19 September 2017	Date: 19 September 2017

/s/ Peter Kuske Christiansen Peter Kuske Christiansen	/s/ Frank Halborg Frank Halborg

For NOTABENE ADVISORY APS	For HEA INVEST APS

Date: 19 September 2017	Date: 19 September 2017

/s/ Niels Bentzen Niels Bentzen	/s/ Henrik Elsing Andersen Henrik Elsing Andersen

For LYKKEMOSE A/S

Date: 19 September 2017

/s/ Anne Mette Dissing-Immerkaer

Anne Mette Dissing-Immerkær

As the Buyer

For HEIDRICK & STRUGGLES, branch of Heidrick & Struggles AB, Sverige

Date: 19 September 2017

/s/ Stephen W. Beard

Stephen W. Beard